Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-217235 on Form S-1 of Vine Resources Inc. of our report dated March 12, 2018 relating to the statements of revenue and direct operating expenses of the natural gas properties acquired by Vine Oil & Gas LP as part of an Asset Exchange Agreement dated January 31 2018 (the “Exchange Properties”), for the years ended December 31, 2017 and 2016, and the related notes (the “Financial Statements”) (which report expresses an unmodified opinion and includes an Emphasis of Matter paragraph relating to the purpose of the statements and an Other Matter paragraph relating to the Supplemental Natural Gas Reserve Information presented in the Financial Statements) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 22, 2018